SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NeuroOne Medical Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64130M 100

(CUSIP Number)

Wade Fredrickson

4825 Suburban Drive

Shorewood, MN 55331

(612) 940-2771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64130M 100

1	NAME OF REPORTING PERSON: Wade Fredrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,840,731
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,840,731
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,840,731
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.1% (See Item 5 herein)
14	TYPE OF REPORTING PERSON: IN

END OF COVER PAGE

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Item 1.	Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, par value $0.001 per share (the “Common Stock”), of NeuroOne Medical Technologies Corporation, a Delaware corporation (the “Issuer”). The Issuer’s address is 10006 Liatris Lane, Eden Prairie, MN 55347.

Item 2.	Identity and Background.

(a)       This statement is being filed on behalf of Wade Fredrickson.

(b)       The principal business address for Mr. Fredrickson is 4825 Suburban Drive, Shorewood, MN 55331.

(c)       Mr. Fredrickson most recently served as the Vice President of Market Development of NeuroOne, Inc. (“NeuroOne”).

(d)-(e) During the last five years, Mr. Fredrickson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Fredrickson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 20, 2017, pursuant to an Agreement and Plan of Merger and Reorganization dated July 20, 2017 (the “Merger Agreement”) by and among the Issuer, OSOK Acquisition Company and NeuroOne, NeuroOne became the wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of NeuroOne, par value $0.0001 per share, or the NeuroOne Shares, were exchanged for 17.0103706 shares of Common Stock. Accordingly, Mr. Fredrickson received from the Issuer 2,840,731 shares of Common Stock as consideration for his 167,000 NeuroOne Shares in connection with the Merger.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2017 (the “Issuer Current Report”) and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Mr. Fredrickson previously held 167,000 NeuroOne Shares and received 2,840,731 shares of Common Stock as consideration from the Issuer pursuant to the terms of the above described Merger Agreement in connection with the Merger.

Mr. Fredrickson intends to participate in and influence the affairs of the Issuer through voting rights with respect to his ownership of the Common Stock of the Issuer.

Subject to applicable legal requirements, Mr. Fredrickson may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to Mr. Fredrickson, ownership of the Issuer’s securities, other opportunities available to Mr. Fredrickson, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Mr. Fredrickson may dispose of all or a portion of his securities of the Issuer at any time. Mr. Fredrickson reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.

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Other than as described above or in the Issuer Current Report, Mr. Fredrickson does not have any plan or proposal relating to or that would result in:

(a)	the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j)	any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Wade Fredrickson	2,840,731	36.1%	2,840,731	0	2,840,731	0

* Based on 7,864,994 shares of Common Stock outstanding as of July 20, 2017 as represented in the Issuer Current Report.

(c)        Except for the transactions described in Items 3, 4, or 5 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by Mr. Fredrickson.

(d)        Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in the Issuer Current Report, to the knowledge of Mr. Fredrickson, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the person named in Item 2 or between such person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2017

WADE FREDRICKSON
/s/ Wade Fredrickson
Wade Fredrickson, individually

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